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                               October 24, 2006



Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
Washington, DC 20549

             RE:    GRAYBAR ELECTRIC COMPANY, INC. AND THE
                    VOTING TRUSTEES UNDER THE VOTING TRUST
                    AGREEMENT, DATED AS OF APRIL 1, 1997, RELATING TO COMMON STOCK ISSUED BY GRAYBAR
                    REGISTRATION STATEMENT ON FORM S-1
                    FILED SEPTEMBER 12, 2006
                    FILE NOS. 333-137249 AND 333-137249-01

Dear Mr. Mancuso:

                  I am writing in response to the comment in your letter, dated September 29, 2006, to T. F. Dowd at Graybar. We have revised the hyperlink to the Graybar SEC Filings section of the "About Us" page on Graybar's website so that the hyperlink now is directly to Graybar's filings. The intermediate link to the list of Graybar, the Voting Trust and the transfer agent has been eliminated. The Registration Statement has also been filed under the Voting Trust Edgar codes.

                  We have also created a hyperlink to the SEC filings made by the Voting Trust on Graybar's website, which Graybar employees are accustomed to accessing for this type of information. To accomplish this, we have established two section headings on the "About Us" page -- "Graybar SEC Filings" and "Voting Trust SEC Filings." Graybar will maintain the "Voting Trust SEC Filings" section on behalf of the Voting Trust.

                  Appropriate changes are being made under the heading "Where You Can Find More Information" on page 24 of the Prospectus constituting part of the Registration Statement and in the last paragraph under the heading "Incorporation By Reference to reflect these changes." These are reflected in Amendment No. 2 to the Registration Statement, which is


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Mr. Russell Mancuso
October 24, 2006
Page 2


being filed today. If everything is in order, we would like to be able to file an acceleration request for effectiveness later today or tomorrow morning, depending on the timing. We would appreciate hearing from you in that regard after you have had an opportunity to review Amendment No. 2.

                  Thank you for your cooperation and assistance.


                                            Sincerely,


                                            /s/ John H. Denne
                                            -----------------------
                                            John H. Denne